Exhibit 21.1

LIST OF SUBSIDIARIES OF

DURATA THERAPEUTICS, INC.

Jurisdiction of Incorporation or Organization
Durata Therapeutics Holding C.V.	The Netherlands

Durata Therapeutics International B.V.	The Netherlands

Durata Therapeutics Limited	United Kingdom

Vicuron Pharmaceuticals Inc.	Delaware